UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2011

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No  x
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO, S.A.B. DE C.V. INFORMS REGARDING DETAILS OF CREDIT AGREEMENTS FOR SOME OF ITS AIRPORTS

Guadalajara, Jalisco, Mexico, June 8, 2011 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) informs that, effective June 6, 2011, the Company contracted an additional line of credit for the Guadalajara, Puerto Vallarta, Los Cabos, Hermosillo and  Guanajuato airports, for a total of Ps. 551.37 million.

GAP has selected Banamex-Citi as the financial institution for this line of credit. Banamex-Citi has authorized a line of credit for up to Ps. 551.37 million, demonstrating the confidence that global financial institutions such as Banamex-Citi have in the Company’s management.

The line of credit will be used to finance capital investments previously committed pursuant to the Master Development Programs of the previously mentioned airports for the years 2011 and 2012. The line of credit will be used by the airports in the years and amounts as follows:

(amounts in millions of pesos)
	2011	2012	2011-2012 TOTAL
Guadalajara	83.02	45.17	128.19
Los Cabos	152.12	88.33	240.44
Puerto Vallarta	87.31	39.51	126.82
Hermosillo	15.61	5.93	21.54
Guanajuato	17.07	17.32	34.39
TOTAL	355.12	196.25	551.37

For more information please visit www.aeropuertos gap.com.mx or contact:

In Mexico	In the U.S.
Ing. Miguel Aliaga, Director de Relaciones con Inversionistas	Maria Barona / Peter Majeski
Grupo Aeroportuario del Pacífico, S.A. de C.V.	i-advize Corporate Communications
Tel: 01 (333) 8801100 ext 216	Tel: 212 406 3690
maliaga@aeropuertosgap.com.mx	gap@i-advize.com
www.twitter.com/aeropuertosgap	www.twitter.com/iadvizeIR

The most important terms of the credit contracts are the following:

Interest Rate	The 91-day Tasa de Interés Interbancaria de Equilibrio (“TIIE” or “Interbank interest rate”) plus 135 basis points for 2011 disbursements and plus 143 basis points for 2012 disbursements.

Interest Payment Period	Quarterly

Amortization of principal and Interest payments	Twenty-eight (28) equal and consecutive quarterly payments, beginning three (3) months after the date of each disbursement.

Maturity of each Disbursement	7 years after each disbursement

Structuring Commission	75 basis points on the total amount of the contracted loan

Cost for Commitment of Funds	25 basis points during 2011 and 2012, to be paid quarterly on the payment date for capital and interest

Guarantees	Without guarantees other than cross guarantees between the accredited airports.

It is worth mentioning that, at the close of 1Q11, the remaining balance for funding obtained from financial institutions for capital investments committed pursuant to the Master Development Programs for the abovementioned airports for the 2007-2010 period was Ps. 1,242.67 million. The Company has made timely capital and interest payments for these loans as well as for the Company’s other committed obligations.

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Press Release	Page 2 of 3

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01-800-563-0047. The web site is http://www.lineadenuncia.org/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Press Release	Page 3 of 3

SIGNATURES

                        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: June 8, 2011